BAKER & McKENZIE

Baker & McKenzie LLP
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Houston, Texas 77002-2746, USA

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Fax: +1 713 427 5099
www.bakernet.com

[redacted]

08001142

RECEIVED
2008 MAR -6 A 5:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tel: +1 713 427 5030
shon.c.ramey@bakernet.com

Via Federal Express

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March 5, 2008

Office of International Corporate Finance
Division of Corporation Finance
ATTN: Mr. Elliot Staffin
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549, Mail Stop 3-2
U.S.A.

SUPPL

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

Re: Ausenco Limited
<u>File No. 82-35156 (Exemption Pursuant to Rule 12g3-2(b))</u>

Dear Mr. Staffin:

We are in receipt of correspondence from the Securities and Exchange Commission (the "Commission") indicating that our client, Ausenco Limited ("Ausenco"), has been added to the list of those foreign private issuers (File No. 82-35156) that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Contained within the Commission's adoption of amendments to Rule 12g3-2 in Release No. 34-55540 (March 27, 2007), are provisions that permit a foreign private issuer that has obtained or will obtain the Rule 12g3-2(b) exemption, upon application to the Commission, to publish its non-U.S. disclosure documents on an ongoing basis on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market, rather than submit that information in paper to the Commission.

Specifically, Rule 12g3-2(f)(2) provides that "[b]efore a foreign private issuer may publish information electronically pursuant to this paragraph, it must provide the Commission with the address of its Internet Web site or that of the electronic information delivery system in its primary trading market." In satisfaction of this requirement, Ausenco is providing the Commission with the following information:

1. The address of Ausenco's Internet Web site wherein it will publish information electronically is <u>http://www.ausenco.com/</u>.

2. The address of the electronic information delivery system in Ausenco's primary trading market (the Australian Stock Exchange) wherein it will publish information electronically is <u>http://www.asx.com.au/</u>.

dlw 3/11

In reliance upon the above, our client, Ausenco intends to continue to satisfy its exemption pursuant to Rule 12g3-2(b) by publishing, on a timely basis, that information required by Rule 12g3-2(b) at the addresses indicated above.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by messenger.

If you have any questions regarding this matter, or require additional information, please contact me at the above listed telephone number at your convenience.

Sincerely,

Shon C. Ramey

cc: Craig Allen, Ausenco Limited
Jonathan B. Newton, Baker & McKenzie LLP

HOUDMS/225883.1/Electronic Address confirmation for Rule 12g3-2(b)
DRAFT

END